Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Scott C. Durocher
Assistant Vice President
and Senior Counsel
Phone: 860-466-1222
Scott.Durocher@LFG.com

VIA Email & EDGAR

December 16, 2016

Alberto Zapata
Senior Counsel
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:       Lincoln Life Variable Annuity Account N
Lincoln New York Account N for Variable Annuities
Initial Registration Statements on Form N-4
File Nos. 333-214111; 333-214112; 333-214113; 333-214143; 333-214144

Dear Mr. Zapata:

This letter is in response to your comment letter dated December 14, 2016. The blacklined prospectus attached to this letter reflects changes made in response to these comments.

1.	Fees and Examples – Please include omitted contract cost information (333-212143) and omitted example data (all filings) in pre-effective amendments.

Response: All cost information and example data previously omitted has been added.

2.
Transfer Fee – In discussing the transfer fee on pages 6 and 26, the registrant references cross-reinvestment transfers. Please add disclosure explaining cross-reinvestment transfers; consider adding a defined term, if appropriate.

Response:  Cross-reinvestment transfers are not offered under these products. The references have been removed.

3.
Summary of Common Questions – Please add separate Q&As explaining the Account Value Death benefit and the Guarantee of Principal Death Benefit. Include a discussion of when and how to elect these benefits and when they terminate. Explain which death benefit is part of the base contract. Add corresponding disclosure to the later sections of the prospectus discussing these benefits in detail.

Response: Disclosure has been added to this section that includes a brief description of each death benefit.

4.	Death Benefits

a.
(p. 36) Please add further disclosure to the Account Value Death Benefit section detailing the circumstances under which the benefit is available. Do not simply cross reference disclosure described in later sections. Make the Account Value Death Benefit a stand-alone section.

b.
On page 36, the registrant uses two different defined terms in explaining the death benefits: Account Value and Contract Value. Please use consistent terminology when referring to the same concept. Make corresponding changes throughout the prospectus to eliminate such inconsistencies.

Response:

a.	The disclosure has been revised accordingly.

b.	We have changed the name of the “Account Value Death Benefit” to “Contract Value Death Benefit” and have made corresponding changes to make the terms consistent.

5.	Statement of Additional Information – On page B-2, please delete or amend the parenthetical in the first bulleted sentence as bonuses are not paid under this contract.

Response: The parenthetical has been deleted.

6.	Rate Sheet Supplements

a.	Please confirm that Rate Sheet comments previously given are carried over to the initial registration statements that are the subjects of this letter.

b.
In certain Rate Sheet supplements, the registrant states that “[w]e are under no obligation to notify you that this Rate Sheet is no longer in effect.” Please remove this sentence from both the bolded paragraphs in applicable Rate Sheets (333-214111, 333-214112, 333-214143).

c.
Confirm that rate changes disclosed through rate sheets will be filed under rule 497. Also, please confirm that any other changes to the rate sheet will be included in a post-effective amendment filed under rule 485(a).

Response:

a.	Rate Sheet comments previously given have been carried over.

b.	This sentence has been removed.

c.	Rate changes will be disclosed through filings under rule 497, and changes to rate sheet disclosure will be included in filings under rule 485(a).

7.
Powers of Attorney – Please provide powers of attorney that related specifically to the registration statements as required by rule 483(b) of the Securities Act of 1933 (“Securities Act”). Each power of attorney must either a) specifically identify the Securities Act registration number of the initial filing, or b) prior to receipt of a Securities Act registration number, specifically describe or name the contract that is the subject of the registration statement.

Response: A power of attorney document relating specifically to these registration statements will be filed with the pre-effective amendments.

8.
Financial Statements, Exhibits, and Other Information – Please provide any financial statements, exhibits, consents, and other required disclosure not included in the registration statements in a pre-effective amendment.

Response: All required financial statements, exhibits, consents and other disclosure will be filed with the pre-effective amendment.

Please call me at 860-466-1222 with any questions or additional comments.

Sincerely,
Scott C. Durocher